Filed by Wesbanco, Inc.

Commission File No. 000-08467

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ESB Financial Corporation

Commission File No. 000-19345

Date: October 29, 2014

Forward-Looking Statements

Matters set forth in this filing contain certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the proposed Merger between WesBanco and ESB, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of WesBanco and ESB may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the proposed Merger may not be fully realized within the expected timeframes; disruption from the proposed Merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the proposed Merger may not be obtained on the expected terms and schedule; WesBanco’s shareholders may not approve the issuance of shares of WesBanco common stock in connection with the Merger; ESB’s shareholders may not approve the proposed Merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in WesBanco’s 2013 Annual Report on Form 10-K, ESB’s 2013 Annual Report on Form 10-K, and documents subsequently filed by WesBanco and ESB with the Securities and Exchange Commission, including both companies’ Form 10-Qs as of March 31 and June 30 and both companies’ Form 8-K regarding its net income for the quarter ended September 30, 2014. All forward-looking statements included in this filing are based on information available at the time of the release. Neither WesBanco nor ESB assumes any obligation to update any forward-looking statement.

Additional Information About the Merger and Where to Find It

In connection with the proposed Merger, WesBanco will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of WesBanco and ESB and a Prospectus of WesBanco, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS OF WESBANCO AND ESB AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus will be mailed to shareholders of WesBanco and ESB prior to their respective shareholder meetings, which have not yet been scheduled. In addition, when the Registration Statement on Form S-4, which will include the Joint Proxy Statement/Prospectus, and other related documents is filed by WesBanco with the SEC, it may be obtained for free at the SEC’s website at http://www.sec.gov, on the NASDAQ website at http://www.nasdaq.com and from either WesBanco’s or ESB’s website at http://www.wesbanco.com or http://www.esbbank.com, respectively.

Participants in the Solicitation

WesBanco and ESB and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of WesBanco and ESB in connection with the proposed Merger. Information about the directors and executive officers of WesBanco is set forth in the proxy statement for WesBanco’s 2014 annual meeting of shareholders, as filed with the SEC on March 14, 2014. Information about the directors and executive officers of ESB is set forth in the proxy statement for ESB’s 2014 annual meeting of shareholders, as filed with the SEC on March 14, 2014. Information about any other persons who may, under the rules of the SEC, be considered participants in the solicitation of WesBanco or ESB shareholders in connection with the proposed Merger will be included in the Joint Proxy Statement/Prospectus. You can obtain free copies of these documents from the SEC, WesBanco or ESB using the website information above. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS WITH RESPECT TO THE PROPOSED MERGER.

ESB/WesBanco General Customer Questions and Answers

Q	Will account numbers change?

A	There may be some slight modifications to the account number.

Q	Will customers need to re-order checks?

A	No, customers will not have to replace their checks.

There may be some changes to checks upon re-ordering.

Q	Will customer’s deposit accounts change?

A	While some account changes may occur, WesBanco offers many similar deposit accounts and does offer several checking options, Club Accounts, E-statements and a vast array of business accounts through the bank’s Treasury Management division.

Q	Will customers incur higher fees?

A	Both ESB and WesBanco’s fees are very similar and, in some instances, WesBanco’s fees may be lower.

Q	Will customer statements and notices change?

A	WesBanco’s core processing is FIS Bankway and as a result, customer statements and notices will look different, but will contain very similar information as to account information they currently see.

Q	Will customer interest rates change?

A	Yes, WesBanco interest rates will be adopted, but they are very similar to those at ESB currently. All CD rates will remain the same until maturity.

Q	Can customers continue to use their debit card?

A	Customers will be issued new debit cards and should not experience any disruption in usage. WesBanco is a member of STAR and MasterCard. WesBanco offers surcharge free access to over 35,000 ATMS nationwide with a significant number in the Pittsburgh area through the Star and Allpoint networks. WesBanco will also offer Apple Pay.

Q	Will there be changes to internet banking?

A	Yes, customers will be converted to WesBanco’s internet banking service and will gain new features such as mobile banking and text messaging, I-Pad banking, mobile deposit.

Q	Does WesBanco offer telephone banking?

A	Yes

Q	Does WesBanco offer remote deposit for business?

A	Yes

Q	Does WesBanco offer Overdraft Protection Programs?

A	Yes, WesBanco does offer a formal Overdraft program along with many other ways to avoid overdrafts.

Q	Does WesBanco offer a customer service call center for after hours and weekend service?

A	Yes, WesBanco will offer a customer service call center.

Q	Will bank policies and procedures stay the same?

A	Some policies and procedures may change. Consistent with ESB, WesBanco remains very customer oriented in its operational policy and procedure to reflect its community bank approach to customers.

Q	Will there be changes in customer service?

A	No, ESB branch customers will continue to receive the same quality service through the same branch staff that they have come to depend upon in the community.

Q	When will customers be advised of any changes to accounts?

A	Typically, customers will be informed of any changes approximately 45 days before the actual data conversion through ongoing customer mailings.

Q	Will a customer be able to use a WesBanco branch to conduct transactions?

A	Not immediately, but will be able to do so after the conversion.

Q	Will signage in the branches change?

A	Yes, WesBanco will replace existing signage.

Q	Will branch hours change?

A	There are no immediate changes to branch hours planned.

Q	Where can customers be directed for more information about WesBanco?

A	wesbanco.com